Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2022.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Product revenues, net	5	21,321	13,147	55,110	16,907
License revenue	3, 5	55,000	—	85,000	—
Total revenue		76,321	13,147	140,110	16,907

Operating expense
Cost of product sales	7	(1,295)	(502)	(4,090)	(623)
Research and development expenses	7	(41,676)	(36,805)	(139,165)	(115,510)
Selling and marketing expenses	7	(16,847)	(17,045)	(52,876)	(46,177)
General and administrative expenses	7	(19,617)	(16,587)	(56,868)	(53,536)
Total operating expense		(79,435)	(70,939)	(252,999)	(215,846)
Loss from operations		(3,114)	(57,792)	(112,889)	(198,939)

Other income (expense)
Financial income	19	273	16	18,597	46
Financial expense	13, 14, 15, 19	(11,356)	(4,265)	(29,374)	(8,820)
Non-operating (expense) income	8	(37,122)	(9,363)	(10,805)	12,560
Total other (expense) income		(48,205)	(13,612)	(21,582)	3,786
Loss before taxes		(51,319)	(71,404)	(134,471)	(195,153)
Income tax benefit (expense)		711	(145)	2,828	(492)
Net loss		(50,608)	(71,549)	(131,643)	(195,645)

Net loss attributable to:
Owners of the parent		(50,608)	(71,549)	(131,643)	(195,645)

Net loss per share, basic and diluted	21	(0.65)	(0.93)	(1.70)	(2.55)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Net Loss		(50,608)	(71,549)	(131,643)	(195,645)

Other comprehensive (loss) income
Items that will not be reclassified to profit and loss
Remeasurement of defined benefit pension liability	2	—	—	3,618	—
Total items that will not be reclassified to profit and loss		—	—	3,618	—

Items that may be reclassified to profit and loss
Currency translation differences		(484)	(140)	(1,025)	(84)
Total items that may be reclassified to profit and loss		(484)	(140)	(1,025)	(84)
Other comprehensive (loss) income for the period		(484)	(140)	2,593	(84)
Total comprehensive loss for the period		(51,092)	(71,689)	(129,050)	(195,729)

Total comprehensive loss attributable to:
Owners of the parent		(51,092)	(71,689)	(129,050)	(195,729)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	9	380,860	466,544
Accounts receivable, net		23,251	30,218
Inventory	10	15,745	11,122
Other current assets		18,243	17,298
Total current assets		438,099	525,182
Non-current assets
Property, plant and equipment		3,169	4,066
Right-of-use assets	13	6,708	7,164
Intangible assets	11	14,598	13,582
Interest in joint venture	12	34,687	41,236
Deferred tax asset		33,599	26,049
Other long-term assets		899	693
Total non-current assets		93,660	92,790

Total assets		531,759	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		11,611	12,080
Other current liabilities		62,658	50,497
Lease liabilities, short-term	13	835	1,029
Current income tax payable		—	3,754
Senior secured term loans, short-term	14	12,469	—
Convertible loans, short-term	15	—	6,575
Total current liabilities		87,573	73,935
Non-current liabilities
Senior secured term loans, long- term	14	96,731	—
Convertible loans, long-term	15	—	87,153
Convertible loans, derivatives	15	—	37,947
Warrant obligations	14, 16	4,293	—
Deferred royalty obligation, long-term	19	208,218	218,664
Deferred gain of joint venture	12	23,539	23,539
Lease liabilities, long-term	13	6,622	6,994
Defined benefit pension liabilities	2	—	3,652
Total non-current liabilities		339,403	377,949

Total liabilities		426,976	451,884

Equity attributable to owners of the parent
Share capital	17	6,699	6,445
Share premium	17	1,007,510	981,827
Treasury shares	17	(101)	(128)
Other reserves	18	148,045	102,646
Cumulative translation adjustments		(842)	183
Accumulated losses		(1,056,528)	(924,885)
Total equity attributable to owners of the parent		104,783	166,088

Total liabilities and equity		531,759	617,972
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Nine Months Ended September 30, 2022

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346

Loss for the period		—	—	—	—	—	(50,608)	(50,608)

Translation adjustment		—	—	—	—	(484)	—	(484)
Total other comprehensive loss		—	—	—	—	(484)	—	(484)

Total comprehensive loss for the period		—	—	—	—	(484)	(50,608)	(51,092)

Issuance of shares to be held as treasury shares	2	254	—	—	(254)	—	—	—
Issuance of shares, Deerfield exchange agreement, net of transaction costs	17	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement, net of transaction costs	17	—	6,070	—	60	—	—	6,130
Exercise of options and vestings of RSUs		—	(18)	—	18	—	—	—
Share-based compensation expense	18	—	—	14,565	—	—	—	14,565
Total transactions with owners		254	25,692	14,565	18	—	—	40,529

September 30, 2022		6,699	1,007,510	148,045	(101)	(842)	(1,056,528)	104,783

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2022		6,445	981,827	102,646	(128)	183	(924,885)	166,088

Loss for the period		—	—	—	—	—	(131,643)	(131,643)

Remeasurement of defined benefit pension liability	2	—	—	3,618	—	—	—	3,618
Translation adjustment		—	—	—	—	(1,025)	—	(1,025)
Total other comprehensive income (loss)		—	—	3,618	—	(1,025)	—	2,593

Total comprehensive income (loss) for the period		—	—	3,618	—	(1,025)	(131,643)	(129,050)

Issuance of shares to be held as treasury shares	2	254	—	—	(254)	—	—	—
Issuance of shares, Deerfield exchange agreement, net of transaction costs	17	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement, net of transaction costs	17	—	6,070	—	60	—	—	6,130
Exercise of options and vestings of RSUs		—	(27)	—	27	—	—	—
Share-based compensation expense	18	—	—	41,781	—	—	—	41,781
Total transactions with owners		254	25,683	41,781	27	—	—	67,745

September 30, 2022		6,699	1,007,510	148,045	(101)	(842)	(1,056,528)	104,783

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)

For the Three and Nine Months Ended September 30, 2021

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2021		6,445	981,290	74,971	(134)	301	(818,955)	243,918

Loss for the period		—	—	—	—	—	(71,549)	(71,549)

Translation adjustment		—	—	—	—	(140)	—	(140)
Total other comprehensive loss		—	—	—	—	(140)	—	(140)

Total comprehensive loss for the period		—	—	—	—	(140)	(71,549)	(71,689)

Exercise of options		—	280	—	1	—	—	281
Share-based compensation expense	18	—	—	14,798	—	—	—	14,798
Total transactions with owners			280	14,798	1	—	—	15,079

September 30, 2021		6,445	981,570	89,769	(133)	161	(890,504)	187,308

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2021		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(195,645)	(195,645)

Translation adjustment		—	—	—	—	(84)	—	(84)
Total other comprehensive loss		—	—	—	—	(84)	—	(84)

Total comprehensive loss for the period		—	—	—	—	(84)	(195,645)	(195,729)

Issuance of shares to be held as treasury shares		131	—	—	(131)	—	—	—
Exercise of options		—	514	—	2	—	—	516
Share-based compensation expense	18	—	—	47,016	—	—	—	47,016
Total transactions with owners		131	514	47,016	(129)	—	—	47,532

September 30, 2021		6,445	981,570	89,769	(133)	161	(890,504)	187,308

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows (in KUSD)

		For the Nine Months Ended September 30,
	Note	2022	2021
Cash used in operating activities
Loss for the period		(131,643)	(195,645)
Adjustments for non-monetary items:
Share-based compensation expense	18	41,781	47,016
Impairments of Assets	7	2,704	—
Depreciation of property, plant and equipment		768	581
Amortization of intangible assets	11	88	96
Depreciation of right-of-use assets	13	896	1,194
Gain from reversal of inventory impairment charges	10	—	(7,049)
Share of results in joint venture	8, 12	6,549	3,906
Deferred income taxes		(7,550)	—
Change in defined benefit pension liability		132	235
Convertible loans, derivatives, decrease in fair value	8, 15	(25,650)	(16,279)
Warrant obligations, decrease in fair value	8, 14, 16	(11,961)	—
Financial income	19	(18,597)	(46)
Financial expense	8, 14 ,15 ,19	29,230	8,650
Loss on extinguishment	8, 15	42,114	—
Exchange differences		(322)	(311)
Operating loss before working capital changes		(71,461)	(157,652)
Decrease (increase) in accounts receivable, net		6,936	(15,896)
Increase in inventory		(6,145)	(959)
Decrease (increase) in other current assets		489	(3,395)
(Decrease) increase in accounts payable		(411)	5,055
Increase in income taxes		4,722	492
Increase in other liabilities and other payables		4,681	4,495
Cash used in operating activities		(61,189)	(167,860)

Interest paid		(6,924)	(3,475)
Interest received		309	36
Interest expense on lease obligations	13	144	170
Interest paid under royalty financing transaction	19	(5,656)	—
Taxes paid		(11,381)	(618)
Net cash used in operating activities		(84,697)	(171,747)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(473)	(3,010)
Payment for purchase of intangible assets	11	(1,708)	(2,833)
Payment for deposits		(210)	—
Net cash used in investing activities		(2,391)	(5,843)

Cash (used in) provided by financing activities
Proceeds from senior secured term loans, net of transaction costs	14	114,490	—
Proceeds from equity issuance, net of transaction costs	17	6,192	—
Convertible loans exchange	14, 15	(118,070)	—
Proceeds from convertible loans, net of transaction costs	15	—	49,591
Proceeds from deferred royalty transaction, net of transaction costs	19	—	219,251
Proceeds from the exercise of stock options		—	516
Principal portion of lease obligation payments	13	(757)	(746)
Net cash provided by financing activities		1,855	268,612
Net (decrease) increase in cash and cash equivalents		(85,233)	91,022
Exchange losses on cash and cash equivalents		(451)	(23)
Cash and cash equivalents at beginning of the period		466,544	439,195
Cash and cash equivalents at end of the period		380,860	530,194
Supplemental Non-Cash Investing Information
Issuance of shares, Deerfield exchange agreement		19,834	—
Transaction costs recorded in Accounts payable	1	2,171	—
Capital expenditures and intangible asset acquisitions recorded in Accounts payable		—	455
Deferred royalty obligation transaction costs recorded in Accounts payable		—	1,248
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2022.
Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. During the first quarter of 2022 and third quarter of 2022, the Company entered into exclusive license agreements with Mitsubishi Tanabe Pharma Corporation ("MTPC") and Swedish Orphan Biovitrum AB ("Sobi"), respectively, for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan and all territories outside the U.S., greater China, Singapore and Japan, respectively. During the third quarter of 2022, the Company drew down USD 120.0 million principal amount of senior secured term loans, entered into an exchange agreement with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”) and sold shares to Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (the "Purchasers") under a share purchase agreement. See note 14, "Senior secured term loan facility and warrants", note 15, "Convertible loans" and note 17, "Equity" for further information. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.
As of September 30, 2022, the Group’s cash and cash equivalents amounted to USD 380.9 million (December 31, 2021: USD 466.5 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

COVID – 19
The Group continues to monitor the COVID-19 pandemic and its impact to operations. The Group is commercializing ZYNLONTA using hybrid launch plans. The Company continued to see an increase in face-to-face interactions with physicians in the third quarter, which it believes is a key pillar of its continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. The Group is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In response to the spread of COVID-19, the Group has also modified its business practices based on local guidelines. At this time, Group employees are meeting with investigators and site staff in person as allowed by institutions. The Group continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. As the COVID-19 pandemic continues to evolve, the Group believes the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration, the impact on the U.S. and global economies, the timing, the availability, and acceptance and effectiveness of vaccines and treatments, particularly against emerging variants of the novel coronavirus, and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control, and as a result, the ultimate impact of the COVID-19 pandemic on the Group's results of operations, cash flows and financial position for the remainder of 2022 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Senior secured term loan facility and warrants, convertible loan exchange and share purchase

On August 15, 2022, the Company, ADCT UK and ADCT America entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans (the “First Tranche”) and (ii) up to two additional tranches (“Future Tranches”), each up to USD 27.5 million principal amount of term loans that the Company may draw upon before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with the Company’s other material agreements for the incurrence of such debt. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. See note 14, “Senior secured term loan facility and warrants” for further information on this transaction.

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company’s senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 15, “Convertible loans,” note 16, “Deerfield warrants” and note 17 “Equity” for further information on this transaction.

On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the Purchasers an aggregate of 733,568 common shares at USD 8.52 per share for USD 6.1 million in net cash proceeds. See note 17, “Equity” for further information on this transaction.

2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Nine Months Ended September 30,
	2022	2021
USD / GBP
Closing rate, GBP 1	1.11348	1.34593
Weighted average exchange rate, GBP 1	1.18746	1.39209

Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company which are the same as those contained in the audited consolidated financial statements as of and for the year ended December 31, 2021.

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

As a result of increases in interest rates, the Company assessed the impact of utilizing a higher discount rate, 2.0%, in its most recent pension obligation actuarial valuation performed as of December 31, 2021. The use of a higher discount rate resulted in a decrease of KUSD 3.6 million to its Defined benefit pension liabilities with a corresponding offset to Other comprehensive loss which was recorded during the second quarter of 2022. The reduction in its Defined benefit pension liability was capped at the fair value of the Company’s pension plan assets. The Company expects to perform its annual actuarial valuation in conjunction with its fiscal year ending December 31, 2022.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2021. There have been no material changes to the significant accounting policies other than those described in note 3, "Significant accounting policies". In addition, significant judgements were required in determining the fair value of the Company’s warrant obligations as set out in note 14 “Senior secured term loan facility and warrants” and note 16 ”Deerfield warrants,” including the selection of the valuation methodology to use, as well as determining the underlying valuation assumptions.

Other income (expense)
For periods prior to December 31, 2021, individual components of Non-operating (expense) income were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating (expense) income” for further information.

Share Subscription Agreement

During the three-months ended September 30, 2022, the Company issued 3,123,865 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares at par value. As described above, the Company subsequently issued 733,568 treasury shares to the Purchasers, in accordance with the share purchase agreement and 2,390,297 treasury shares to Deerfield in accordance with the exchange agreement entered into on August 15, 2022. See note 17, “Equity” for further information.

3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2021 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
License Arrangements

On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Furthermore, on July 8, 2022, the Company entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. In previous years, the Company had generated revenue from the sale of its product candidates and service revenues from a license and collaboration arrangement. See note 5 “License Revenue” for further information on the MTPC and Sobi arrangement.

The Company recognizes revenues from license fees for intellectual property (IP) either at a point in time or over time. The Company must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). The Company recognizes revenue for a right-to-use license immediately if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

The Company may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.
Senior secured term loan facility

The Company, ADCT UK and ADCT America entered into a USD 175.0 million Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. See note 14, “Senior secured term loan facility and warrants.”

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. These senior secured term loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan.

i) The warrant obligation is presented in the unaudited condensed consolidated interim balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the unaudited condensed consolidated interim statement of operations.

ii) The senior secured term loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the warrant obligation. The loan is subsequently measured at its amortized cost using an effective interest rate ("EIR") in accordance with IFRS 9. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. The revised EIR will be used prospectively with no income or expense recorded in the period of interest rate change. The loan is presented as a financial liability in the unaudited condensed consolidated interim balance sheet. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the unaudited condensed consolidated interim balance sheet. The remainder of the amount is presented as a long-term liability.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were allocated pro rata to the above two components. The share of expenses allocated to the warrant obligation were charged directly to the unaudited condensed consolidated interim statement of operations, while the share of expenses allocated to the residual senior secured term loans was deducted from the loan and included in the calculation of the EIR.

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches when drawn upon as a liability and subsequently measure the liability at amortized cost in accordance with IFRS 9. Transaction costs associated with the Future Tranches will be deducted from the loan.

Deerfield Warrants

Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The agreement consists of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share.

These warrants have been recognized as a warrant obligation and presented in the unaudited condensed consolidated interim balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the unaudited condensed consolidated interim statement of operations. See note 16, “Deerfield Warrants.”

Employee Benefits - 2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 Employee Stock Purchase Plan (“2022 ESPP”), which was approved by shareholders at the Company’s 2022 Annual General Meeting. The Company will account for the 2022 ESPP similar to the Company’s other share plans. The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. The Company will offer the ESPP to employees twice a year with each having a six-month offering period. The first offering period will generally be from January 1st through June 30th and the second offering period will be from July 1st through December 31st. The grant date is the first day of each offering period.

The fair value of purchase rights granted under the 2022 ESPP is recognized as an employee share-based compensation expense with a corresponding increase in other reserves. The total amount to be expensed is determined by reference to the fair value of the purchase rights granted.

The total expense is recognized over the offering period, which is the period over which all of the specified vesting conditions are to be satisfied. Participants that voluntarily withdrawal from the plan are accounted for as a cancellation and total share-based compensation recorded in the period in which the participant withdrawals. Terminations are accounted for as forfeitures and any share-based compensation expense reversed in the period the participant terminates. Accumulated payroll deductions are recorded within Accrued expenses in other current liabilities in the unaudited condensed consolidated interim balance sheet until shares are purchased by the participant at the end of the offering period. See note 18, “Share-based compensation” for further information.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2021. In relation to the royalty purchase agreement with entities managed by Healthcare Royalty Management, LLC ("HCR"), the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the EIR on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 19, “Deferred royalty obligation” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 14, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of September 30, 2022 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 272 and (KUSD 273), respectively. There have been no other material changes in financial risk management since year-end.
4.2Fair value estimation
As of September 30, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable
•Trade accounts payable
In the nine months ended September 30, 2022, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated at the end of each quarter with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 14, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 16, "Deerfield warrants". Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 15, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.

5.Revenue recognition
Product revenue
On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA in the U.S. Product revenues, net were KUSD 21,321 and KUSD 55,110 for the three and nine months ended September 30, 2022, respectively. Product revenues, net were KUSD 13,147 and KUSD 16,907 for the three and nine months ended September 30, 2021, respectively. The Company records its best estimate of gross-to-net ("GTN") sales adjustments to which customers are likely to be entitled.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the three and nine months ended September 30, 2022 and September 30, 2021.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2022	2021	2022	2021
Beginning balance	3,464	730	2,590	—
GTN sales adjustments for current year sales	3,706	2,081	10,403	2,833
GTN sales adjustments for prior year sales	(253)	—	(358)	—
Credits, payments and reclassifications to Accounts payable	(3,624)	(84)	(9,342)	(106)
Ending balance as of September 30,	3,293	2,727	3,293	2,727
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of September 30, 2022 and December 31, 2021.

(in KUSD)	As of September 30, 2022	As of December 31, 2021
Accounts receivable, net	1,414	1,204
Other current liabilities	1,879	1,386
	3,293	2,590

Accounts receivable
As the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider and as a result of receiving a permanent J-code for ZYNLONTA, the Company’s payment terms currently range from 30 days to 90 days.

License revenue
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, including USD 50 million upon approval of a Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. Sobi will also contribute 25 percent of clinical trial costs for select global ZYNLONTA trials, up to a cap of USD 10 million per year. In addition, the Company has agreed to supply product to Sobi for its drug development and commercialization under a supply agreement which will be entered into.

The MTPC and Sobi license arrangements are accounted for separately. Each agreement includes a license and a performance obligation to supply product. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because MTPC and Sobi can benefit from the licenses on their own or together with other resources that are readily available, and the licenses are separately identifiable from other goods or services in the contract.

The Company completed significant development work which resulted in FDA approval of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. As a result, the up-front license fees for both MTPC and Sobi are recognized immediately at the time of license execution, as MTPC and Sobi can use and benefit from the IP and the Company has no further performance obligation with respect to the IP upon commencement of the license terms.

Although contingent development milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and will be classified as license revenue. Sales milestones and royalties are recognized when the subsequent sales occur and classified as license revenue.
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.

7.Operating expense
The following table provides the unaudited condensed consolidated interim statement of operations classification of the Company's total operating expense:

(in KUSD)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cost of product sales	1,295	502	4,090	623

R&D
External costs (1)	24,363	20,041	83,706	66,330
Employee expense (2)	17,313	16,764	55,459	49,180
R&D expenses	41,676	36,805	139,165	115,510

S&M
External costs (3)	8,236	7,973	26,406	18,989
Employee expense (2)	8,611	9,072	26,470	27,188
S&M expenses	16,847	17,045	52,876	46,177

G&A
External costs (1)	5,020	4,599	18,539	15,204
Employee expense (2)	14,597	11,988	38,329	38,332
G&A expenses	19,617	16,587	56,868	53,536
Total operating expense	79,435	70,939	252,999	215,846
(1) Includes depreciation expense
(2) Includes share-based compensation expense
(3) Includes depreciation expense for Property, plant and equipment for the three and nine months ended September 30, 2022. All other depreciation expense was not material for the three and nine months ended September 30, 2022. All depreciation expense was not material for the three and nine months ended September 30, 2021.

The increase in Cost of product sales in the three and nine months ended September 30, 2022, was primarily associated with USD 0.8 million and USD 2.5 million of impairment charges, respectively. The USD 0.8 million of impairment charges was recorded during both the three months and nine months ended September 30, 2022 and was associated with inventory manufactured using the Company's existing process at a new facility that did not meet the Company's specifications. Additionally, impairment charges of USD 1.7 million was recorded during the nine months ended September 30, 2022 and related to the manufacturing of antibodies that did not meet the Company's specifications. In addition, Cost of product sales during the nine months ended September 30, 2022 increased due to a full nine months of sales activity in 2022 as compared to the same period in 2021 due to the commencement of ZYNLONTA sales in May 2021.

As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 7,049 of previously recorded impairment charges during the nine months ended September 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D external costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the three and nine months ended September 30, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy, advance Cami to support a BLA submission and build our pipeline. Employee expense increased for the nine months ended September 30, 2022 primarily due to higher contract labor expenses, wages and benefits and share-based compensation expense.
The decrease in S&M expenses in the three months ended September 30, 2022 was primarily due to lower employee expense due to lower share-based compensation expense. External costs increased for the three months ended September 30, 2022 primarily as a result of higher expenses relating to the commercial launch of ZYNLONTA. The increase in S&M expenses in the nine months ended September 30, 2022 was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase during the nine months ended September 30, 2022 was partially offset by lower employee expenses primarily due to lower share-based compensation expense.

The increase in G&A expenses in the three months ended September 30, 2022 was primarily due to higher employee expenses primarily related to USD 1.3 million of executive compensation associated with the CEO transition and higher share-based compensation expense. External costs for the three months ended September 30, 2022 was primarily due to higher professional expenses. The increase in G&A expenses in the nine months ended September 30, 2022 was primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the nine months ended September 30, 2022 remained virtually flat at USD 38.3 million primarily as a result of lower share-based compensation expense offset by higher wages and benefits including USD 1.3 million of executive compensation associated with the CEO transition.

8.Non-operating (expense) income

		Three months ended September 30,		Nine months ended September 30,
(in KUSD)	Note	2022	2021	2022	2021
Convertible loans, derivatives, change in fair value (expense) income	15	(4,660)	(6,943)	25,650	16,279
Convertible loans, derivatives, transaction costs		—	—	—	(148)
Loss on debt extinguishment	15	(42,114)	—	(42,114)	—
Deerfield warrant obligation, change in fair value income	16	9,418	—	9,418	—
Senior secured term loan facility, warrants, transaction costs	14	(245)	—	(245)	—
Senior secured term loan facility, warrants, change in fair value income	14	2,543	—	2,543	—
Share of results with joint venture	12	(2,130)	(2,210)	(6,549)	(3,906)
Exchange differences (loss) gain		(56)	(7)	248	145
R&D tax credit (expense)		122	(203)	244	190
Non-operating income (expense)		(37,122)	(9,363)	(10,805)	12,560
Convertible loans, derivatives, change in fair value (expense) income
Changes in derivative fair values are explained in note 15, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the Deerfield First Tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the Deerfield Second Tranche of convertible loans amounting to USD 50 million on May 17, 2021.
Convertible loans, derivatives, transaction costs
The transaction costs associated with the embedded derivatives associated with the draw-down of the second tranche of the convertible loans on April 23, 2021 were charged directly to the unaudited condensed consolidated interim statement of operations.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 15, “Convertible loans.” for further information on this transaction.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value on a quarterly basis. Changes in fair value of the Deerfield warrant obligation are explained in note 16, "Deerfield warrants".
Senior secured term loan facility, warrants, transaction costs
The transaction costs associated with the warrants in connection with the August 15, 2022 Loan Agreement were charged directly to the unaudited condensed consolidated interim statement of operations. See note 14, "Senior secured term loan facility and warrants", for further information on this transaction.
Senior secured term loan facility, warrants, change in fair value income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value and is remeasured to fair value on a quarterly basis. Changes in fair value of the warrant obligation are explained in note 14, "Senior secured term loan facility and warrants".
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss. See note 12, “Interest in joint venture”.
Exchange differences (loss) gain
Also included in non-operating (expense) income are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit (expense)
The Company recognizes as income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 12% of eligible expenditure. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating (expense) income and not as a credit to income tax expense.

9.Cash and cash equivalents
Pursuant to the Loan Agreement entered into on August 15, 2022 (see note 14, “Senior secured term loan facility and warrants”), the Company is subject to a covenant that requires it to maintain a balance at the end of each quarter of at least USD 60 million in cash and cash equivalents that are included on the unaudited condensed consolidated interim balance sheet plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice.
10.Inventory
Inventory as of September 30, 2022 and December 31, 2021 consisted of the following:

(in KUSD)	As of September 30, 2022	As of December 31, 2021
Work in process	15,407	10,562
Finished goods (1)	338	560
Total inventory	15,745	11,122

(1) Subsequent to December 31, 2021, the Company's inventory is no longer held on consignment by the third-party logistics and distribution provider. Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider as of December 31, 2021.
For the nine months ended September 30, 2021, the Company recognized a gain from reversal of previously recorded impairment charges of KUSD 7,049 as a result of receiving FDA approval of ZYNLONTA in April 2021. The reversal of previously recorded impairment charges is based on the existence of inventory on hand and estimated demand, as well as expiration dating. For the nine months ended September 30, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The Company recorded an expense to R&D in the Company’s unaudited condensed consolidated interim statement of operations for the three and nine months ended September 30, 2022, of nil and KUSD 75 respectively.
11.Intangible assets
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
Internal development costs are classified as indefinite-lived intangible assets and are expected to be capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. The Company began to capitalize internal development costs for

ZYNLONTA as an internally generated intangible asset upon the FDA approval in the U.S. and if certain recognition criteria were met.
During the nine months ended September 30, 2022, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.
During the nine months ended September 30, 2021, the Company capitalized the following as intangible assets:

Milestone Payments

•    An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•    An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and will be amortized over its estimated useful life of 14 years based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above.
License Payments

•    An amount of KUSD 400 relating to a license agreement with a third party to use their proprietary conjugation technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset.
•    An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.

The table below provides a rollforward of the Company’s intangible assets as of September 30, 2022 and 2021.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Licenses	Software	Total
January 1, 2022	12,985	631	1,052	176	14,844
Additions	695	323	—	97	1,115
Exchange differences	—	—	—	(17)	(17)
September 30, 2022	13,680	954	1,052	256	15,942

Accumulated Amortization
January 1, 2022	(1,069)	—	(50)	(143)	(1,262)
Amortization charge	—	—	(56)	(32)	(88)
Exchange differences	—		—	6	6
September 30, 2022	(1,069)	—	(106)	(169)	(1,344)

Net book amount as of September 30, 2022	12,611	954	946	87	14,598

Cost
January 1, 2021	11,144	—	—	168	11,312
Additions	1,700	926	600	14	3,240
Transfers	(452)	—	452	(6)	(6)
September 30, 2021	12,392	926	1,052	176	14,546

Accumulated Amortization
January 1, 2021	(1,069)	—	—	(64)	(1,133)
Amortization charge	—	—	(31)	(65)	(96)
September 30, 2021	(1,069)	—	(31)	(130)	(1,230)

Net book amount as of September 30, 2021	11,323	926	1,021	46	13,316

12.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901, in greater China and Singapore. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of September 30, 2022 and 2021, respectively.

(in KUSD)
Interest in joint venture
January 1, 2022	41,236
Share of results in joint venture	(6,549)
September 30, 2022	34,687

January 1, 2021	47,908
Share of results in joint venture	(3,906)
September 30, 2021	44,002
As of September 30, 2022, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2021. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described above, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	September 30, 2022	December 31, 2021
Cash and cash equivalents	24,445	39,318
Prepaid and other current assets	516	15
Intangible assets	48,040	48,040
Total liabilities	3,711	2,828
Net assets	69,290	84,545

Summarized Statement of Comprehensive Loss	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Operating expenses	4,950	4,465	14,317	8,120
Net loss	4,346	4,511	13,009	7,972

13.Leases
The table below provides a rollforward of the Company's right-of-use assets as of September 30, 2022 and 2021, respectively.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2022	9,005	134	9,139
Additions	1,234	—	1,234
Exchange difference	(911)	—	(911)
September 30, 2022	9,328	134	9,462

Accumulated depreciation
January 1, 2022	(1,925)	(50)	(1,975)
Depreciation charge	(871)	(25)	(896)
Exchange difference	117	—	117
September 30, 2022	(2,679)	(75)	(2,754)

Net book amount as of September 30, 2022	6,649	59	6,708

Cost
January 1, 2021	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(864)	—	(864)
Exchange difference	(132)	—	(132)
September 30, 2021	9,990	134	10,124

Accumulated depreciation
January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(1,172)	(22)	(1,194)
Lease termination	864	—	864
Exchange difference	19	—	19
September 30, 2021	(2,542)	(42)	(2,584)

Net book amount as of September 30, 2021	7,448	92	7,540

During the third quarter of 2022, the Company extended the term of its existing lease related to its U.S. corporate offices in New Jersey for an additional two years commencing on December 1, 2022, including an extension option for three additional years. The Company is reasonably certain it will exercise the extension option and therefore has accounted for the lease using a five-year lease term.

During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D.
Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2022	2021	2022	2021
R&D expenses	228	334	711	1,016
G&A expenses	62	61	185	178
	290	395	896	1,194

The table below provides a rollforward of the Company's lease liabilities as of September 30, 2022 and 2021, respectively.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2022	7,898	125	8,023
Additions	1,234	—	1,234
Cash outflow (including interest)	(901)	—	(901)
Interest	144	—	144
Exchange difference	(978)	(65)	(1,043)
September 30, 2022	7,397	60	7,457

January 1, 2021	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(892)	(24)	(916)
Interest	168	2	170
Exchange difference	(234)	(10)	(244)
September 30, 2021	8,106	89	8,195

September 30, 2022
Lease liabilities (short-term)	801	34	835
Lease liabilities (long-term)	6,596	26	6,622
Total lease liabilities	7,397	60	7,457

September 30, 2021
Lease liabilities (short-term)	981	31	1,012
Lease liabilities (long-term)	7,125	58	7,183
Total lease liabilities	8,106	89	8,195

14.Senior secured term loan facility and warrants
On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) a First Tranche and (ii) Future Tranches. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of secured overnight financing rate (SOFR) plus 7.50% per annum (with respect to SOFR loans) or a base rate plus 6.50% per annum (with respect to alternative base rate ("ABR") loans) for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% (with respect to SOFR loans) or a base rate plus 8.25% (with respect to ABR loans), in each case subject to a 1.00% per annum SOFR floor. The Company has the option to elect for the loans to be either a SOFR loan or ABR loan. The Company has elected the First Tranche of the secured term loan to be a SOFR loan. Interest is paid on the last business day of each quarter.

The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans in an amount ranging from zero to 4.0% of the amount of the loan so paid. In addition, The Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable until the August 15, 2026. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to August 15, 2026. The obligations under the Loan Agreement are secured by substantially all of the Company's assets and those of certain of the Company's subsidiaries and are guaranteed initially by the Company's subsidiaries in the US and the UK. The Loan Agreement contains customary covenants, including a covenant to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents that are included on the unaudited condensed consolidated interim balance sheet plus an amount equal to any accounts payable that remain unpaid more than ninety days after the original invoice therefore, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control.

On August 15, 2022, the Company also issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Accounting for First Tranche of senior secured term loan

The Company has accounted for the First Tranche of the senior secured term loans and the warrants described above as one hybrid financial instrument, with the USD 120.0 million draw down separated into two components: a warrant obligation and a loan.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligation, using the Black-Scholes option-pricing model. The warrant obligation has been recorded at an initial fair value of USD 4.0 million on August 15, 2022 and is remeasured to fair value on a quarterly basis. Key inputs for the valuation of the warrant obligation as of August 15, 2022 were as follows:

As of
August 15, 2022
Exercise price in USD	8.30
Share price in USD	10.33
Risk-free interest rate	2.9%
Expected volatility	87%
Expected term (months)	60 months
Dividend yield	—
Black-Scholes value in USD	7.51

The loan’s initial fair value was recorded at USD 116.0 million on August 15, 2022, representing the residual amount of the USD 120.0 million draw down, after separating out the initial fair value of USD 4.0 million of the warrant obligation. The loan is subsequently measured at its amortized cost.

Transaction costs have been allocated to the above two components. Transaction costs associated to the warrant obligation have been charged directly to the unaudited condensed consolidated interim statement of operations, while transaction costs associated to the residual loan have been deducted from the loan. See further illustration in table below:

in KUSD	Warrant obligation	Residual loan	Total
Loan Principal	3,957	116,043	120,000
Transaction costs	(245)	(7,187)	(7,432)
Carrying value of loan at issuance		108,856

Oak Tree and Owl Rock Warrant Obligations

During the three and nine months ended September 30, 2022, the Company recognized income of KUSD 2,543 as a result of changes in the fair value of the warrant obligations from the issuance date of August 15, 2022. The fair value of the warrant obligations as of September 30, 2022 was KUSD 1,414. The decrease in fair value of the warrant obligation from August 15, 2022 to September 30, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period, which was recorded directly to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of September 30, 2022 were as follows:

As of
September 30, 2022
Exercise price in USD	8.30
Share price in USD	4.82
Risk-free interest rate	4.2%
Expected volatility	80%
Expected term (months)	58.5 months
Dividend yield	—
Black-Scholes value in USD	2.68

Senior Secured Term Loan

As illustrated in the table above, the transaction costs of the residual loan (net of the fair value of warrant obligations) were deducted from the loan to determine the deemed net present value as of August 15, 2022 of all future cash outflows associated with the loan. The implied EIR that would be needed to increase the book value of the loan to cover all future expected outflows, taking into account the deduction of transaction costs from the initial loan balance, and based on a 360-

day year for a SOFR loan, was computed at inception at 14.99%. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. For the three and nine months ended September 30, 2022, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 1,933 which was recorded in Financial expense in the unaudited condensed consolidated interim statement of operations.
The amount at which the senior secured term loan is presented as a liability in the unaudited condensed consolidated interim balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the EIR. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the unaudited condensed consolidated interim balance sheet. The remainder of the amount is presented as a long-term liability in the unaudited condensed consolidated interim balance sheet. The carrying value of the senior secured term loan was USD 109.2 million as of September 30, 2022, of which USD 12.5 million and USD 96.7 million represented the short-term and long-term portion of the liability, respectively.

15.Convertible loans
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost on a quarterly basis.

The following table summarizes the changes in fair value income (expense) and profit or loss activity of the embedded conversion option derivatives during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2022	2021	2022	2021
Deerfield First Tranche (1)	(2,822)	(3,913)	15,556	16,867
Deerfield Second Tranche - prior to FDA approval(2)	—	—	—	3,454
Deerfield Second Tranche - after FDA approval (1)	(1,838)	(3,030)	10,094	(4,042)
Total	(4,660)	(6,943)	25,650	16,279

(1) The fair value expense recognized during the three and nine months ended September 30, 2022 represents the change in fair value up until the point of exchange on August 15, 2022.

(2) In addition to the changes in fair value, the Company recorded a gain of KUSD 1,816 during the nine months ended September 30, 2021 with the receipt of the USD 50 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the derivative immediately prior to FDA approval of ZYNLONTA.

The increases (decreases) in fair values of the embedded derivatives are primarily due to increases (decreases) in the fair value of the underlying shares during the respective periods. These amounts were charged directly to the unaudited condensed consolidated interim statements of operations. See note 8, “Non-operating (expense) income” for further information.

The fair value of the embedded derivative associated with the Deerfield First Tranche was KUSD 7,670 at the time of exchange on August 15, 2022 and KUSD 23,226 on December 31, 2021. The fair value of the embedded derivative associated with the Deerfield Second Tranche was KUSD 4,627 at the time of exchange on August 15, 2022 and KUSD 14,721 as of December 31, 2021.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of August 15, 2022 and December 31, 2021 were as follows:

Deerfield First Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD	67.93	67.93
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Deerfield Second Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price in USD	28.07	28.07
Forced conversion price, in USD	77.19	77.19
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2022	2021	2022	2021
Deerfield First Tranche	1,132	2,142	5,664	6,184
Deerfield Second Tranche	404	819	2,020	1,209
Total	1,536	2,961	7,684	7,393

16.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation will be remeasured to fair value on a quarterly basis.

During the three and nine months ended September 30, 2022, the Company recognized income of KUSD 9,418 as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of September 30, 2022 was KUSD 2,879. The decrease in fair value of the warrant obligation from August 15, 2022 to September 30, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period. These amounts were recorded to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of September 30, 2022 were as follows:

As of
September 30, 2022
Exercise price in USD	24.70 and 28.07
Share price in USD	4.82
Risk-free interest rate	4.2%
Expected volatility	80%
Expected term (months)	31.7 months
Dividend yield	—
Black-Scholes value in USD	0.69 and 0.60
17.Equity
On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the purchasers an aggregate of 733,568 common shares at USD 8.52 per share. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 2, “Basis of Preparation." The transaction was recorded as a USD 6.1 million net increase to share premium for the issuance of the common shares, net of transaction costs accrued and paid, and an increase in cash and cash equivalents.

The Company also recorded a USD 19.6 million non-cash net increase to share premium for the issuance of the 2,390,297 common shares to Deerfield in connection with the exchange of the senior secured convertible notes. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 15, “Convertible loans” and note 2, “Basis of Preparation” for further information on this transaction and Share Subscription Agreement, respectively.

18.Share-based compensation
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 13,820,000 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited). As of September 30, 2022, the Company has 1,349,944 common shares available for the future issuance of share-based equity awards. On March 7, 2022, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,867,076 share options and 570,340 RSUs. On May 11, 2022, the Company issued a special retention award to select employees, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,298,700 RSU's. As of September 30, 2022, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.
As of September 30, 2022, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 137,759. An amount of KUSD 512 was withheld for tax charges during the three months ended March 31, 2022. There were no amounts withheld for tax charges during both the three months ended September 30, 2022 and June 30, 2022. The amount of expense for all awards recognized for services received during the three and nine months ended September 30, 2022 were KUSD 14,565 and KUSD 42,293, respectively, and for the three and nine months ended September 30, 2021 were KUSD 14,798 and KUSD 47,016, respectively.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2022 was KUSD 8,193 and KUSD 27,158, respectively. The expense recognized for services received during the three and nine months ended September 30, 2021 was KUSD 12,105 and KUSD 40,112, respectively.
The following table summarizes the share option awards outstanding as of September 30, 2022:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2021	27.23	6,640,200	8.70
Granted	12.26	3,937,056	9.39
Forfeited	26.71	(820,031)	N/A
September 30, 2022	21.23	9,757,225	8.39
Awards outstanding as of September 30, 2022 and December 31, 2021, expire through 2032 and 2031, respectively. The options granted during 2022 include the Company’s annual equity award discussed above. The grant-date fair value of the options relating to the annual equity awards was USD 8.85 per share. As of September 30, 2022, 3,457,420 awards are vested and exercisable out of the total outstanding awards of 9,757,225 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 25.67 and 7.44 years, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted during the three and nine months ended September 30, 2022 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Share price, in USD	4.83 - 8.54	4.83 - 19.69
Strike price, in USD	4.83 - 8.54	4.83 - 19.69
Expected volatility	70% to 80%	70% to 80%
Award life	6.08	6.08
Expected dividends	—	—
Risk-free interest rate	2.61% - 3.77%	1.46% - 3.77%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies.
The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The special retention awards discussed above vest 50% and the remainder at the six-month and one year anniversaries, respectively, of the grant date. The RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2022 was KUSD 6,372 and KUSD 15,135, respectively. The expense recognized for services received during the three and nine months ended September 30, 2021 was KUSD 2,693 and KUSD 6,904, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2021	663,055	30.95
Granted	2,129,991	9.36
Vested	(344,446)	30.54
Forfeited	(135,416)	21.10
September 30, 2022	2,313,184	11.71
The RSUs granted during 2022 include the annual equity award and special retention award discussed above, which had grant date fair values of USD 14.00 and USD 6.93, respectively.

Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Nine months ended
(in KUSD)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Equity Incentive Plan 2019 - Share Options	8,193	12,105	27,158	40,112
Equity Incentive Plan 2019 - RSUs	6,372	2,693	15,135	6,904
Tax and social charge deductions - Incentive Plan 2019	—	—	(512)	—
Total	14,565	14,798	41,781	47,016
2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 ESPP, which was approved by shareholders at the Company's 2022 Annual General Meeting. The Company has 782,700 common shares reserved and available for the future issuance. The number of shares available for grant and issuance under the 2022 ESPP will increase on January 1st of each of the first ten calendar years during the term of the 2022 ESPP by the number of shares equal to 1% of the shares outstanding as of the immediately preceding December 31st, or lesser number as may be determined by the Board. The aggregate number of shares that may be issued under the 2022 ESPP Plan is equal to 1% of the ordinary share capital of the Company.

The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2022 ESPP during any given purchase period will be 85% of the lesser of the market price of the Company’s common shares on (i) the offering date or (ii) the purchase date.
The grant date of the initial offering period was July 18, 2022, and that offering period will end on December 31, 2022.
The Company recognizes share-based compensation expense related to purchase rights granted pursuant to its 2022 ESPP on a straight-line basis over the requisite service period, which is generally a six-month period. The fair value of the purchase rights granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the purchase rights.

The expense for services received during the three and nine months ended September 30, 2022 was not material to the overall financial statements. As of September 30, 2022, the Company recorded a liability of KUSD 220 related to the accumulated payroll deductions, which are refundable to employees who withdraw from the ESPP. This amount is included within Accrued expenses in other current liabilities in the unaudited condensed consolidated interim balance sheet.

19.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million of which the Company received gross proceeds of USD 225.0 million during 2021 and is eligible to receive an additional USD 100.0 million upon the occurrence of certain commercial milestones.
The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)
January 1, 2022	225,477
Less: royalty payments	5,656
Plus: interest expense	17,356
Less: cumulative catch-up adjustment, Financial income (expense), net	16,033
September 30, 2022	221,144

January 1, 2021	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: cumulative catch-up adjustment, Financial expense	936
December 31, 2021	225,477
The Company recorded a liability relating to the initial gross proceeds received less transaction costs. The Company will record additional liabilities upon the receipt of eligible amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Based on the Company's 2022 strategic planning decisions including updated development plans, the Company updated the valuation model during the first quarter of 2022, which resulted in a cumulative catch-up adjustment of KUSD 18,288 recorded as Financial income within the unaudited condensed consolidated interim statement of operations for the three months ended March 31, 2022. The Company updated the valuation model in the second quarter of 2022 for revised revenue forecasts, which had the effect of reducing the Company’s deferred royalty obligation, as well as including upfront and downstream milestone payments related to the Sobi exclusive license agreement, which had the effect of increasing the Company’s deferred royalty obligation. As a result of the updated valuation model in the second quarter of 2022, the Company recorded a non-material cumulative catch-up adjustment recorded as Financial expense within the unaudited condensed consolidated interim statement of operations for the three months ended June 30, 2022. In the third quarter of

2022, the Company updated the valuation model for actual net sales reported in the third quarter 2022, as well as refined the estimated timing of receipt for the downstream milestone payments related to the Sobi exclusive license agreement, which had the effect of increasing the Company’s deferred royalty obligation. As a result of the updated valuation model used in the third quarter of 2022, the Company recorded a KUSD 2,175 cumulative catch-up adjustment as Financial expense within the unaudited condensed consolidated interim statement of operations for the three months ended September 30, 2022. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.

20.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”). As a result, ATH is considered a related party.
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company to related parties
The Company provides registered office and other simple administrative services to three subsidiaries of ATH. The amounts invoiced for the three and nine months ended September 30, 2022 and recovered through G&A expenses, amounted to nil and KUSD 1, respectively (three and nine months ended September 30, 2021: KUSD 1 and KUSD 3, respectively).
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three and nine months ended September 30, 2022, the Company incurred KUSD 818 and KUSD 2,014, respectively, of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations (three and nine months ended September 30, 2021: KUSD 812 and KUSD 1,602, respectively).

In addition, the Company entered into a supply agreement with Overland ADCT BioPharma whereby the Company provides Overland ADCT BioPharma clinical supply for use in trials and supply for early access programs. For the three and nine months ended September 30, 2022, KUSD 5 and KUSD 45, respectively, of supply was provided to Overland ADCT BioPharma which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations. There were no such sales to Overland ADCT BioPharma during the three and nine months ended September 30, 2021.
Related party balances
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 1,695 and KUSD 789 as of September 30, 2022 and December 31, 2021, respectively. There were no trade accounts payable with related parties as of September 30, 2022 and December 31, 2021.
Key management compensation
The compensation of key management is shown below:

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2022	2021	2022	2021
Salaries and other short-term employee costs	2,177	2,279	6,383	6,280
Pension costs	47	98	251	338
Share-based compensation expense	8,011	6,448	20,460	20,269
Other compensation	7	12	25	34
Total	10,242	8,837	27,119	26,921

During the second quarter of 2022, there was an organizational realignment of certain key management as a result of the appointment of the Company's new CEO. The key management compensation for the three and nine months ended September 30, 2022 reflects the new management structure, while the comparable prior periods have not been recast to conform to the current structure.

21.Loss per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(in KUSD, except per share amounts)	2022	2021	2022	2021
Loss attributable to owners	(50,608)	(71,549)	(131,643)	(195,645)
Weighted average number of shares outstanding	78,372,680	76,739,770	77,374,388	76,730,117
Basic and diluted loss per share	(0.65)	(0.93)	(1.70)	(2.55)
For the three and nine months ended September 30, 2022 and 2021, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Equity Incentive Plan 2019 - Share Options	9,725,094	6,326,518	8,625,415	5,759,262
Equity Incentive Plan 2019 - RSUs	2,473,429	594,955	1,731,530	451,761
Conversion of the principal amount of convertible loans into the Company’s common shares	—	4,412,840	—	3,682,066
Outstanding warrants	2,470,068	—	832,404	—
	14,668,591	11,334,313	11,189,349	9,893,089
The 2022 ESPP share activity was not presented as the effects were not material.
22.Events after the reporting date

The Company has evaluated its subsequent events through November 8, 2022, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in these unaudited condensed consolidated interim financial statements, other than those described below.

The Company held a pre-BLA meeting in September 2022 and a Type C meeting with the FDA in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA filing for Cami. As a result, the Company will not file the BLA for Cami next year, as it estimates that it would take at least two years to fully enroll a randomized confirmatory Phase 3 study. The Company is engaged with the FDA in an ongoing and constructive dialogue regarding their guidance and the potential regulatory path forward, including the design and timing of the required confirmatory Phase 3 study. At this time, the Company is pausing any material investments in the Hodgkin lymphoma program. The Company will evaluate its options for Cami with a disciplined and strategic approach to resource allocation.

The Company discontinued enrollment in the Phase 1b clinical trial of Cami in combination with pembrolizumab for the treatment of solid tumors. The combination was an immune-based approach and intended to enhance the benefit of PD1. While the Company observed signals of immunomodulatory activity, the clinical data were not compelling enough to move forward. The Company recognizes the considerable effort required to fully pursue the opportunity and intend to consider strategic alternatives including a partner for the future development of the program. As this combination was an immunotherapy approach and different from the Company's other solid tumor programs, the Company does not see any read through to its other programs, which it continues to advance.